EXHIBIT 5(p)

                                       IVY FUND

                       INVESTMENT ADVISORY AGREEMENT SUPPLEMENT

                          Ivy Global Natural Resources Fund


               AGREEMENT made as of the 31st day of December, 1996, by and between Ivy Fund (the "Trust") and Mackenzie Financial
          Corporation (the "Adviser").

               WHEREAS, the Trust is an open-end investment company, organized as a Massachusetts business trust, and consists of such separate investment portfolios as have been or may be established and designated by the Trustees of the Trust from time to time;

               WHEREAS, a separate class of shares of the Trust is offered to investors with respect to each investment portfolio;

               WHEREAS, the Trust has adopted an Investment Advisory Agreement (the "Advisory Agreement") dated December 31, 1994, pursuant to which the Trust has appointed the Adviser to provide the investment advisory services specified in that Advisory Agreement; and

               WHEREAS, Ivy Global Natural Resources Fund (the "Fund") is a separate investment portfolio of the Trust.

               NOW, THEREFORE, the Trustees of the Trust hereby take the following actions, subject to the conditions set forth:

               1. As provided for in the Advisory Agreement, the Trust hereby adopts the Advisory Agreement with respect to the Fund, and the Adviser hereby acknowledges that the Advisory Agreement shall pertain to the Fund, the terms and conditions of such Advisory Agreement being hereby incorporated herein by reference.

               2. The term "Portfolio" as used in the Advisory Agreement shall, for purposes of this Supplement, pertain to the Fund.

               3. As provided in the Advisory Agreement and subject to further conditions as set forth therein, the Fund shall pay the Adviser a monthly fee on the first business day of each month based upon the average daily value (as determined on each business day at the time set forth in the Fund's Prospectus for determining net asset value per share) of the Fund's net assets during the preceding month at the annual rate of 0.50%.

               4. This Supplement and the Advisory Agreement (together, the "Agreement") shall become effective with respect to the Fund as of the date specified above, and unless sooner terminated as hereinafter provided, the Agreement shall remain in effect with respect to the Fund for a period of more than two (2) years from such date only so long as the continuance is specifically approved at least annually (a) by the vote of a majority of the outstanding voting securities of the Fund (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) or by the Trust's entire Board of Trustees and (b) by the vote, cast in person at a meeting called for that purpose, of a majority of the Trust's Independent Trustees. This Agreement may be terminated with respect to the Fund at any time, without payment of any penalty, by vote of a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act) or by vote of a majority of the Trust's entire Board of Trustees on sixty (60) days' written notice to the Adviser or by the Adviser on sixty
          (60) days' written notice to the Trust. This Agreement shall terminate automatically in the event of its assignment (as defined in the 1940 Act).

                                   IVY FUND, on behalf of
                                   Ivy Global Natural Resources Fund,


                                   By:  _____________________________
                                        Michael G. Landry, President


                                   MACKENZIE FINANCIAL CORPORATION


                                   By:  _____________________________
                                        Alexander Christ, President